UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NOK Kabushiki Kaisha
(Name of Subject Company)
NOK CORPORATION
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
NOK CORPORATION Eagle Industry Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
NOK CORPORATION Attn: Yutaka Nomura Erika Iwamoto 1-12-15, Shibadaimon, Minato-ku, Tokyo 105-8585, Japan +81-3-5405-6370
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of the 120th Annual Shareholders’ Meeting, dated June 3, 2026 (English translation)
99.2	Business Report for the 120th Term, from April 1, 2025 to March 31, 2026 (English translation)
99.3	Business Report for the 120th Term, from April 1, 2025 to March 31, 2026 (items subject to electronic provision measures excluded from paper-based documents delivered upon request) (English translation)
99.4	Content of the financial statements for the most recent fiscal year (fiscal year ended March 31, 2026) of Eagle Industry Co., Ltd. in the first item, “Approval of a Share Transfer Plan” (English translation)

Item 2.  Informational Legends

The required legends are prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

NOK CORPORATION submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 12, 2025.

Eagle Industry Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 12, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOK CORPORATION

/s/ Akira Watanabe

Name: Akira Watanabe
Title: Director, Senior Executive Officer

Date: June 3, 2026

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eagle Industry Co., Ltd.

/s/ Masaki Nakao

Name: Masaki Nakao
Title: Representative Director, Executive Vice President

Date: June 3, 2026